

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 7, 2017

<u>Via E-mail</u>
Stephen Clarke
Chief Executive Officer
Aqua Metals, Inc.
1010 Atlantic Avenue
Alameda, CA 94501

>   **Re: Aqua Metals, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed February 27, 2017**
>   **File No. 333-216250**

Dear Mr. Clarke:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that Part III of your annual report on Form 10-K for the fiscal year ended December 31, 2016 incorporates by reference portions of your definitive proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Questions 123.01.

Incorporation of Certain Documents by reference, page 10

2. Please update this section to specifically incorporate by reference the Form 10-K filed March 2, 2017. In addition, please specifically incorporate each current and periodic report filed by you between the date of this letter and the registration statement´s

effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Thomas Murphy, Chief Financial Officer
Daniel Donahue, Esq.